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Exhibit 12.1

Advanstar Communications Inc.

Computation of Ratio of Earnings to Fixed Charges/Deficiency
In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Predecessor		Advanstar
	Year ended December 31,	For the period from January 1, 2000 through October 11,	For the period from October 12, 2000 through December 31,	Combined	Year ended December 31,
	1999	2000	2000	2000	2001	2002	2003
				(unaudited)
	(dollars in thousands)		(dollars in thousands)
Earnings before fixed charges:
Income (loss) before income taxes, and cumulative effect of accounting change	$(12,016)	$10,700	$(22,817)	$(12,117)	$(61,858)	$(73,000)	$(42,723)
Portion of rents representative of interest factor	1,798	1,821	288	2,109	2,378	2,475	2,589
Interest on indebtedness	39,888	38,161	13,765	51,926	55,499	51,211	58,103

Earnings (loss) before fixed charges	29,670	50,682	(8,764)	41,918	(3,981)	(19,314)	17,969

Fixed charges:
Portion of rents representative of interest factor	1,798	1,821	288	2,109	2,378	2,475	2,589
Interest on indebtedness	39,888	38,161	13,765	51,926	55,499	51,211	58,103

Total fixed charges	41,686	39,982	14,053	54,035	57,877	53,686	60,692

Ratio of earnings to fixed charges	—	1.3	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(12,016)	$—	$(22,817)	$(12,117)	$(61,858)	$(73,000)	$(42,723)

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  Exhibit 12.1